SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                             CapStar Hotel Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   140918103
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,514,804, which constitutes approximately 19.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,754,321 shares outstanding.

1.   Name of Reporting Person:

     Acadia Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 1,426,102 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,426,102 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,426,102 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 11.2%


12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its sole general partner, Acadia FW Partners, L.P.

(2) Solely in its capacity as the sole stockholder of Cherwell Investors, Inc. with respect to 53,068 shares of Stock.
1.   Name of Reporting Person:

     Acadia FW Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 1,426,102 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,426,102 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,426,102 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 11.2%


12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its managing general partner, Acadia MGP, Inc.

(2) Solely in its capacity as the sole general partner of Acadia Partners, L.P.
1.   Name of Reporting Person:

     Acadia MGP, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 1,426,102 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,426,102 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,426,102 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 11.2%


12.  Type of Reporting Person: CO

--------------

(1)  Power is exercised by its president and sole shareholder, J. Taylor
     Crandall.

(2) Solely in its capacity as the managing general partner of Acadia FW Partners, L.P.
1.   Name of Reporting Person:

     Cherwell Investors, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 53,068 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 53,068 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     53,068

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.4%


12.  Type of Reporting Person: CO

--------------

(1) Power is exercised by its sole stockholder, Acadia Partners, L.P.
1.   Name of Reporting Person:

     FWHY Coinvestments VIII Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 406,702 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 406,702 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     406,702

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 3.2%


12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its sole general partner, Group 31, Inc.
1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 406,702 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 406,702 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     406,702 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 3.2%


12.  Type of Reporting Person: CO

--------------

(1)  Power is exercised by its president and sole shareholder, J. Taylor
     Crandall.

(2) Solely in its capacity as the sole general partner of FWHY Coinvestments VIII Partners, L.P.
1.   Name of Reporting Person:

     MC Investment Corporation

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 39 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 39 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     39

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): < 0.1%


12.  Type of Reporting Person: CO

--------------

(1) Power is exercised by its sole stockholder, Penobscot Partners, L.P.
1.   Name of Reporting Person:

     Penobscot Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 275,299 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 275,299 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     275,299 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 2.2%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its sole general partner, PTJ Merchant Banking Partners, L.P.

(2) Solely in its capacity as the sole stockholder of MC Investment Corporation with respect to 39 shares of Stock.
1.   Name of Reporting Person:

     PTJ Merchant Banking Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 275,299 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 275,299 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     275,299 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 2.2%


12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its managing general partner, PTJ, Inc.

(2) Solely in its capacity as the sole general partner of Penobscot Partners, L.P.
1.   Name of Reporting Person:

     PTJ, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 275,299 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 275,299 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     275,299 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 2.2%


12.  Type of Reporting Person: CO

--------------

(1)  Power is exercised by its president and sole stockholder, J. Taylor
     Crandall.

(2) Solely in its capacity as the managing general partner of PTJ Merchant Banking Partners, L.P.
1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: USA


               5.   Sole Voting Power: 2,108,103 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 2,108,103 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,108,103 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 16.5%


12.  Type of Reporting Person: IN

--------------

(1) Solely in his capacity as (i) president and sole shareholder of Acadia MGP, Inc. with respect to 1,426,102 shares of Stock, (ii) president and sole shareholder of Group 31, Inc. with respect to 406,702 shares of Stock, and (iii) president and sole stockholder of PTJ, Inc. with respect to 275,299 shares of Stock.
1.   Name of Reporting Person:

     OHP EquiStar Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 381,986 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 381,986 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     381,986

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 3.0%


12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its sole general partner, Oak Hill Partners, Inc.

1.   Name of Reporting Person:

     OHP EquiStar Partners II, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 24,715 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 24,715 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     24,715

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2%


12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its sole general partner, Oak Hill Partners, Inc.

1.   Name of Reporting Person:

     Oak Hill Partners, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 406,701 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 406,701 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     406,701 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 3.2%


12.  Type of Reporting Person: CO

--------------

(1) Solely in its capacity as (i) sole general partner of OHP EquiStar Partners, L.P. with respect to 381,986 shares of Stock and (ii) sole general partner of OHP EquiStar Partners II, L.P. with respect to 24,715 shares of Stock.

Item 1(a).     Name of Issuer.

     The name of the issuer is CapStar Hotel Company (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 1010 Wisconsin Avenue, N.W., Washington, D.C. 20007.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), Cherwell Investors, Inc., a Delaware corporation ("Cherwell"), FWHY Coinvestments VIII Partners, L.P., a Texas limited partnership ("FWHY"), Group 31, Inc., a Texas corporation ("Group"), MC Investment Corporation, a Delaware corporation ("MCI"), Penobscot Partners, L.P., a Delaware limited partnership ("Penobscot"), PTJ Merchant Banking Partners, L.P., a Delaware limited partnership ("PTJ Merchant"), PTJ, Inc., a Delaware corporation ("PTJ"), J. Taylor Crandall ("Crandall"), OHP EquiStar Partners, L.P., a Delaware limited partnership ("OHP"), OHP EquiStar Partners II, L.P., a Delaware limited partnership ("OHP II"), and Oak Hill Partners, Inc., a Delaware corporation ("Oak Hill"). Acadia, Acadia FW, Acadia MGP, Cherwell, FWHY, Group, MCI, Penobscot, PTJ Merchant, PTJ, Crandall, OHP, OHP II and Oak Hill are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office or residence of each of the Reporting Persons is as follows:

                                   PRINCIPAL BUSINESS OR
          NAME                     RESIDENCE ADDRESS

          Acadia                   3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Acadia FW                3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Acadia MGP               3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Cherwell                 3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          FWHY                     3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Group                    3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          MCI                      65 East 55th Street, 32nd Floor
                                   New York, New York  10022

          Penobscot                65 East 55th Street, 32nd Floor
                                   New York, New York  10022

          PTJ Merchant             65 East 55th Street, 32nd Floor
                                   New York, New York  10022

          PTJ                      65 East 55th Street, 32nd Floor
                                   New York, New York  10022

          Crandall                 3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          OHP                      65 East 55th Street, 32nd Floor
                                   New York, New York  10022

          OHP II                   65 East 55th Street, 32nd Floor
                                   New York, New York  10022

          Oak Hill                 65 East 55th Street, 32nd Floor
                                   New York, New York  10022


Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G statement relates to the common stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 140918103.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.   Ownership.

     (a) - (b)

     Acadia

     Because of its position as the sole stockholder of Cherwell, and because of its direct ownership of 1,373,034 shares of the Stock, Acadia may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,426,102 shares of the Stock, which constitutes approximately 11.2% of the outstanding shares of the Stock.

     Acadia FW

     Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,426,102 shares of the Stock, which constitutes approximately 11.2% of the outstanding shares of the Stock.

     Acadia MGP

     Because of its position as the managing general partner of Acadia FW, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,426,102 shares of the Stock, which constitutes approximately 11.2% of the outstanding shares of the Stock.

     Cherwell

     The aggregate number of shares of the Stock that Cherwell owns beneficially, pursuant to Rule 13d-3 of the Act, is 53,068, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     FWHY

     The aggregate number of shares of the Stock that FWHY owns beneficially, pursuant to Rule 13d-3 of the Act, is 406,702, which constitutes approximately 3.2% of the outstanding shares of the Stock.

     Group

     Because of its position as the sole general partner of FWHY, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 406,702 shares of the Stock, which constitutes approximately 3.2% of the outstanding shares of the Stock.

     MCI

     The aggregate number of shares of the Stock that MCI owns beneficially, pursuant to Rule 13d-3 of the Act, is 39, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Penobscot

     Because of its position as the sole stockholder of MCI, and because of its direct ownership of 275,260 shares of the Stock, Penobscot may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 275,299 shares of the Stock, which constitutes approximately 2.2% of the outstanding shares of the Stock.

     PTJ Merchant

     Because of its position as the sole general partner of Penobscot, PTJ Merchant may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 275,299 shares of the Stock, which constitutes approximately 2.2% of the outstanding shares of the Stock.

     PTJ

     Because of its position as the managing general partner of PTJ Merchant, PTJ may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 275,299 shares of the Stock, which constitutes approximately 2.2% of the outstanding shares of the Stock.

     Crandall

     Because of his position as the President of each of Acadia MGP, Group and PTJ, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,108,103 shares of the Stock, which constitutes approximately 16.5% of the outstanding shares of the Stock.

     OHP

     The aggregate number of shares of the Stock that OHP owns beneficially, pursuant to Rule 13d-3 of the Act, is 381,986, which constitutes approximately 3.0% of the outstanding shares of the Stock.

     OHP II

     The aggregate number of shares of the Stock that OHP II owns beneficially, pursuant to Rule 13d-3 of the Act, is 24,715, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     Oak Hill

     Because of its position as the sole general partner of each of OHP and OHP II, Oak Hill may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 406,701 shares of the Stock, which constitutes approximately 3.2% of the outstanding shares of the Stock.

     (c)

     Acadia

     Acting through its sole general partner, and in its capacity as the sole stockholder of Cherwell with respect to 53,068 shares of Stock, Acadia has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,426,102 shares of the Stock.

     Acadia FW

     In its capacity as the sole general partner of Acadia, and acting through its managing general partner, Acadia FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,426,102 shares of the Stock.

     Acadia MGP

     In its capacity as the managing general partner of Acadia FW, and acting through its president and sole shareholder, Acadia MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,426,102 shares of the Stock.

     Cherwell

     Acting through its sole stockholder, Cherwell has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 53,068 shares of the Stock.

     FWHY

     Acting through its sole general partner, FWHY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 406,702 shares of the Stock.

     Group

     In its capacity as the sole general partner of FWHY, and acting through its president and sole shareholder, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 406,702 shares of the Stock.

     MCI

     Acting through its sole stockholder, MCI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39 shares of the Stock.

     Penobscot

     Acting through its sole general partner, and in its capacity as the sole stockholder of MCI with respect to 39 shares of Stock, Penobscot has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 275,299 shares of the Stock.

     PTJ Merchant

     In its capacity as the sole general partner of Penobscot, and acting through its managing general partner, PTJ Merchant has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 275,299 shares of the Stock.

     PTJ

     In its capacity as the managing general partner of PTJ Merchant, and acting through its president and sole stockholder, PTJ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 275,299 shares of the Stock.

     Crandall

     In his capacity as the president and sole shareholder of Acadia MGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,426,102 shares of the Stock. In his capacity as the president and sole shareholder of Group, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 406,702 shares of the Stock. In his capacity as the president and sole stockholder of PTJ, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 275,299 shares of the Stock.

     OHP

     Acting through its sole general partner, OHP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 381,986 shares of the Stock.

     OHP II

     Acting through its sole general partner, OHP II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,715 shares of the Stock.

     Oak Hill

     In its capacity as the sole general partner of OHP, Oak Hill has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 381,986 shares of the Stock. In its capacity as the sole general partner of OHP II, Oak Hill has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,715 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

     It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.  Certification.

     This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 14, 1997



                              ACADIA PARTNERS, L.P.

                              By:  ACADIA FW PARTNERS, L.P.,
                                   General Partner

                                   By:  ACADIA MGP, INC.,
                                        Managing General Partner


                                        By: /s/ J. Taylor Crandall
                                             J. Taylor Crandall,
                                             President


                              ACADIA FW PARTNERS, L.P.

                              By:  ACADIA MGP, INC.,
                                   Managing General Partner


                                   By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                        President


                              FWHY COINVESTMENTS VIII PARTNERS, L.P.

                              By:  GROUP 31, INC.,
                                   General Partner


                                   By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                        President


                              PENOBSCOT PARTNERS, L.P.

                              By:  PTJ MERCHANT BANKING PARTNERS, L.P.,
                                   General Partner

                                   By:  PTJ, INC.,
                                        Managing General Partner


                                        By: /s/ J. Taylor Crandall
                                             J. Taylor Crandall,
                                             President


                              PTJ MERCHANT BANKING PARTNERS, L.P.

                              By:  PTJ, INC.,
                                   Managing General Partner


                                   By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall,
                                        President


                              /s/ J. Taylor Crandall
                              J. TAYLOR CRANDALL

                              Individually, and as President of each of Acadia MGP, Inc., Cherwell Investors, Inc., Group 31, Inc., MC Investment Corporation and PTJ, Inc.


                              OHP EQUISTAR PARTNERS, L.P.

                              By:  OAK HILL PARTNERS, INC.,
                                   General Partner


                                   By: /s/ John R. Monsky
                                        John R. Monsky,
                                        Vice President


                              OHP EQUISTAR PARTNERS II, L.P.

                              By:  OAK HILL PARTNERS, INC.,
                                   General Partner


                                   By: /s/ John R. Monsky
                                        John R. Monsky,
                                        Vice President


                              OAK HILL PARTNERS, INC.,


                              By: /s/ John R. Monsky
                                   John R. Monsky,
                                   Vice President